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June 15, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE:   RiverSource Life Insurance Co. of New York ("Company")
         on behalf of RiverSource of New York Variable Annuity
         Account 2 ("Registrant")
      Post-Effective Amendment No. 8 on Form N-4
      File Nos. 333-139764 and 811-07511
         RiverSource(R) Innovations Select Variable Annuity

Dear Commissioners:

On behalf of Registrant, Company is filing Post-Effective Amendment No.8 ("Amendment No. 8") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 ("1933 Act"). The purpose of this filing is to supplement prospectus for RiverSource Innovations Select Variable Annuity. The supplement discloses enhanced version of the guaranteed lifetime withdrawal benefit riders - SecureSource Stages 2(SM) riders, which will be offered for contracts purchased on or after July 19, 2010. The new Single and Joint Guaranteed lifetime withdrawal benefit riders are similar to our current living benefit riders being sold, but some features have been modified. The supplement also discloses new current fee for the Accumulation Protector Benefit rider, which will be applicable for contracts purchased on or after July 19, 2010.

The Prospectus and combined Statement of Additional Information relating to the above-listed variable annuity filed with Registrant's Post-Effective Amendment No.6 to Registration Statement No.333-139764 on or about April 28, 2010 are incorporated by reference to this Amendment No. 8.

Pursuant to Rule 461 of the 1933 Act , as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 8 to July 19, 2010 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 8.

If you have any questions regarding this filing, please contact me at (612) 671-4177 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Dixie Carroll
---------------------------------
Dixie Carroll
Assistant General Counsel and
Assistant Secretary